               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 19)

                     PROVIDENT BANCORP, INC.
      -----------------------------------------------------
                        (Name of Issuer)

                   Common Stock, No Par Value
            ----------------------------------------
                 (Title of Class of Securities)

                           743834-20-2
                      ---------------------
                         (CUSIP Number)

                      James E. Evans, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2536
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        February 5, 1996
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                       Page 1 of 16 Pages

CUSIP NO. 743834-20-2          13D             Page 2 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.               31-1422526
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

    SOLE VOTING POWER
           - - -

8      SHARED VOTING POWER
          2,439,146 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
           - - -

10     SHARED DISPOSITIVE POWER
          2,878,346 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          2,878,346 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.0% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 743834-20-2          13D             Page 3 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
            785,212

8      SHARED VOTING POWER
            2,439,146 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
            785,212

10     SHARED DISPOSITIVE POWER
          2,878,346 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          3,663,558 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
              IN

CUSIP NO. 743834-20-2          13D             Page 4 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
           777,040

8      SHARED VOTING POWER
           2,439,146 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
           777,040

10     SHARED DISPOSITIVE POWER
          2,878,346 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          3,655,387 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.3% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 743834-20-2          13D             Page 5 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          937,110

8      SHARED VOTING POWER
          2,439,146 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
           937,110

10     SHARED DISPOSITIVE POWER
          2,878,346 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          3,815,456 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.2% (See Item 5)

14    TYPE OF REPORTING PERSON*
              IN

CUSIP NO. 743834-20-2          13D             Page 6 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          1,083,301

8      SHARED VOTING POWER
          2,439,146 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
          1,083,301

10     SHARED DISPOSITIVE POWER
          2,878,346 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          3,961,648 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.0% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer.

        This Amendment No. 19 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl
H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on January 5, 1996, relative to the no par value Common Stock ("Common Stock") issued by Provident Bancorp, Inc. ("Provident").

        The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

        As of December 31, 1995, the Lindner Family beneficially owned approximately 44% of the outstanding voting stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

Item 3.  Source and Amount of Funds or Other Consideration.

       Please see Item 4.

Item 4.  Purpose of the Transaction.

        Between January 5, 1996 and February 9, 1996, the Reporting Persons had acquired an aggregate of 210,000 shares of Provident Common Stock for an an aggregate purchase price of approximately $7.2 million with funds available for investment. These purchases were made as follows:


Shares Acquired/
 (Disposed) of        Date of Purchase    Purchase Price
----------------     -----------------    --------------
    (424)                01/02/96            Gifted
   20,000                01/02/96            $47.37
    4,000                01/02/96             47.12
   36,000                01/02/96             47.37
    1,300                01/03/96             47.19
   23,500                01/03/96             47.25
    2,500                01/03/96             47.44
    10,000               01/05/96             47.81
    5,000                01/05/96             47.06
    2,500                01/05/96             47.94
      500                01/23/96             46.81

Shares Acquired/
 (Disposed) of        Date of Purchase    Purchase Price
----------------      -----------------   --------------
    4,000                01/24/96            $47.44
    1,000                01/24/96             47.56
    5,000                01/24/96             47.44
    1,000                01/24/96             47.44
      500                01/26/96             47.06
    2,000                01/26/96             47.19
    2,000                01/26/96             47.19
    6,000                01/26/96             47.19
    1,000                01/29/96             47.81
    4,000                01/29/96             47.81
   10,000                01/29/96             47.81
   10,000                01/31/96             47.50
   10,000                02/01/96             47.37
    1,000                02/01/96             47.44
    5,000                02/01/96             47.56
   10,000                02/02/96             47.50
   10,000                02/05/96             47.12
   10,000                02/06/96             47.37
    2,500                02/07/96             46.87
   12,000                02/07/96             47.12
   15,000                02/08/96             47.25
   20,000                02/09/96             47.37





        The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

        Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

       As of February 9, 1996, the Reporting Persons beneficially owned 6,461,009 shares (or approximately 35.9% of the outstanding shares) of Provident Common Stock as follows:

     Holder                    Number of Shares

     GAI                            2,325,286
     GALIC                            113,860
     LOYAL (a)                        219,600
     PRAIRIE (a)                      219,600
     Carl H. Lindner (b)              785,212
     Carl H. Lindner III (c)          777,040
     S. Craig Lindner (d)             937,110
     Keith E. Lindner (e)           1,083,301
                                    ---------

     Total:                         6,461,009

GAI     = Great American Insurance Company, 100% owned by AFC
GALIC   = Great American Life Insurance Company, 81.4% owned by
          American Financial
LOYAL   = Loyal American Life Insurance Company, 100% owned by GALIC
PRAIRIE  = Prairie States Life Insurance Company, 100% owned by GALIC

(a)     Represents   shares  issuable  upon  conversion   of
        Provident D Preferred.

(b) Includes 527,392 shares held by his spouse and 38,481 shares held by a foundation over which he has voting and investment power. Does not include 2,439,146 shares held by subsidiaries of American Financial, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and 439,200 shares issuable to subsidiaries of American Financial upon conversion of preferred stock.

(c)    Includes 1,854 shares held by his spouse.   Does  not
       include  shares beneficially owned by American  Financial.
       See Note (c).

(d)    Includes   146,326  shares  held   by   his   spouse
       individually and as custodian for their minor children and 3,000 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by American Financial. See Note (c).

(e) Includes 1,746 shares he holds as custodian for his minor children, 151,281 held in two trusts for the benefit of his minor children, over which he or his spouse have shared voting and investment power. Also includes 134,188 shares which are held in a trust for the benefit of the minor children of Carl H. Lindner III and 20,000 shares which are held in a trust for the benefit of the minor children of S. Craig Lindner, in each case over which he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by American Financial. See Note (c).

        Certain officers and directors of American Financial and AFC beneficially own shares of Provident Common Stock as follows:

          Holder                  Number of Shares
      --------------------        -----------------
       James E. Evans                   9,651
       Fred J. Runk                    66,105
       Thomas E. Mischell          543,083(a)
       Sandra W. Heimann              341,221
       Robert C. Lintz                  2,250

       (a) Includes 525,000 shares in an irrevocable trust of which he is co-trustee; the trustees have the power to vote and dispose of the shares.

   As of February 9, 1996, and since the last filing on Schedule 13D, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial or AFC.

Item 6.  Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

        American Financial has agreed with the Board of Governors of the Federal Reserve System that any shares of Provident Common Stock received upon conversion of Provident D Preferred (taken with all other Provident voting shares beneficially owned by
American Financial), which represent more than 4.9% of Provident's outstanding voting shares, will be voted in strict proportion with all other (non-American Financial held) outstanding Provident voting shares.

Item 7.  Material to be filed as Exhibits.

       (1)  Agreement  required pursuant  to  Regulation  Section
       240.13d-1(f)(1) promulgated under the Securities  Exchange
       Act of 1934, as amended.

       (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1996

                      AMERICAN FINANCIAL GROUP, INC.

                      By: James C. Kennedy
                      ----------------------------------------
                           Secretary

                      AMERICAN FINANCIAL CORPORATION

                      By: James C. Kennedy
                      ----------------------------------------
                          Deputy General Counsel and Secretary

                              James C. Kennedy,
                           As Attorney-in-Fact for:
                           Carl H. Lindner
                           Carl H. Lindner III
                           S. Craig Lindner
                           Keith E. Lindner

G:\USERS\LEGAL\13D\PROV19.DOC

                                                        Exhibit 1
                            AGREEMENT

   This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

   WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

   WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

   WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

   NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                      AMERICAN PREMIER GROUP, INC.
                      AMERICAN FINANCIAL CORPORATION

                      By:/s/  James E. Evans
                       Vice President & General Counsel

                      /s/ Carl H. Lindner

                      /s/ Carl H. Lindner III

                      /s/ S. Craig Lindner

                      /s/ Keith E. Lindner

                                                        Exhibit 2

                        POWER OF ATTORNEY


   I, Carl H. Lindner, do hereby appoint James E. Evans and James
C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

   IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                           /s/ Carl H. Lindner

                        POWER OF ATTORNEY



   I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

   IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                           /s/ Carl H. Lindner III

                        POWER OF ATTORNEY



  I, S. Craig Lindner, do hereby appoint James E. Evans and James
C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

   IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                             /s/ S. Craig Lindner

                        POWER OF ATTORNEY



  I, Keith E. Lindner, do hereby appoint James E. Evans and James
C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

   IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                            /s/ Keith E. Lindner